SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 333-164036

JX Holdings, Inc.
(Translation of Registrant’s Name into English)

6-3, Otemachi 2-Chome
Chiyoda-ku, Tokyo 100-8161
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report:

1.	English translation of the flash report on financial results as filed with the Tokyo Stock Exchange on November 5, 2010.

2.
English translation of the Notification Concerning the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half and Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011 as filed with the Tokyo Stock Exchange on November 5, 2010.

3.
English translation of the Notification with Respect to Recording of Special Income (Gain on Extinguishment of Tie-in Shares) as a Result of Absorption Demerger of Subsidiary of JX Holdings, Inc. as filed with the Tokyo Stock Exchange on November 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JX Holdings, Inc.

By:	/s/ Hisao Abe
	Name	Hisao Abe
	Title	General Manager IFRS Project Department

Date:  November 5, 2010